UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2009

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                        [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Avenue SE
                            Cedar Rapids IA 52401

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized to
submit it, that all information contained herein is true, correct and complete,
and that it is understood that all required items, statements, schedules, lists, and
tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Kevin W. Helbing
Title: Controller
Phone: 319 286-2533

Signature, Place and Date of Signing:

/s/ Kevin W. Helbing   Cedar Rapids,   IA   2/9/2010
Kevin W. Helbing

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting
manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report,
and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for
this reporting manager are reported in this report and a portion are
reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 59

Form 13F Information Table Value Total: $ 131,482 (in thousands)

List of Other Included Managers: NONE

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	------VOTING AUTHORITY----- SOLE	SHARED	NONE
AT&T Inc	Common	00206R102	2,807	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824100	11,068	205,000	SH		Sole		205,000		
Agilysys Inc	Common	00847J105	1,924	211,187	SH		Sole		211,187		
Alliant Energy Corporation	Common	018802108	3,698	122,200	SH		Sole		122,200		
American Strategic Inc Port II	Common	030099105	258	25,420	SH		Sole		25,420		
BCE Inc	Common	05534B760	409	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E106	595	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505104	2,108	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437105	931	31,400	SH		Sole		31,400		
Boeing Company	Common	097023105	4,060	75,000	SH		Sole		75,000		
Burlington Northern Santa Fe	Common	12189T104	1,594	16,158	SH		Sole		16,158		
CIT Group Inc	Common	125581801	1,520	55,065	SH		Sole		55,065		
Cincinnati Financial Corp	Common	172062101	8,404	320,276	SH		Sole		320,276		
ConocoPhillips	Common	20825C104	514	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021106	3,585	78,180	SH		Sole		78,180		
Dean Foods Company	Common	242370104	144	8,000	SH		Sole		8,000		
Deere & Company	Common	244199105	1,082	20,000	SH		Sole		20,000		
Del Monte Foods Co	Common	24522P103	228	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543103	4,697	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C105	2,550	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011104	537	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G102	2,728	40,000	SH		Sole		40,000		
Federal-Mogul Corporation	Common	313549404	1,184	68,457	SH		Sole		68,457		
Fidelity National Information	Common	31620M106	229	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R105	299	22,201	SH		Sole		22,201		
Arthur J Gallagher & Co	Common	363576109	232	10,321	SH		Sole		10,321		
General Electric Company	Common	369604103	4,161	275,000	SH		Sole		275,000		
H J Heinz Company	Common	423074103	1,924	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516106	1,372	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060100	816	16,000	SH		Sole		16,000		
Intel Corporation	Common	458140100	816	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H100	2,406	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160104	1,932	30,000	SH		Sole		30,000		
Medtronic Inc	Common	585055106	1,100	25,000	SH		Sole		25,000		
Mirant Corporation	Common	60467R100	433	28,342	SH		Sole		28,342		
Newell Rubbermaid Inc	Common	651229106	687	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086107	1,684	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223104	2,557	254,690	SH		Sole		254,690		
Owens Corning Inc	Common	690742101	2,581	100,644	SH		Sole		100,644		
Penwest Pharmaceuticals Co.	Common	709754105	78	30,000	SH		Sole		30,000		
PepsiCo Inc	Common	713448108	1,216	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081103	728	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078100	422	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718109	4,608	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263105	785	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A104	695	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259206	2,404	40,000	SH		Sole		40,000		
Schlumberger Limited	Common	806857108	1,953	30,000	SH		Sole		30,000		
Spectra Energy Corporation	Common	847560109	1,930	94,096	SH		Sole		94,096		
Terra Industries Inc.	Common	880915103	1,029	31,969	SH		Sole		31,969		
Treehouse Foods Inc	Common	89469A104	375	9,652	SH		Sole		9,652		
U S Bancorp	Common	902973304	16,833	747,784	SH		Sole		747,784		
Vectren Corporation	Common	92240G101	658	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V104	1,855	55,997	SH		Sole		55,997		
Wells Fargo & Company	Common	949746101	6,750	250,086	SH		Sole		250,086		
Windstream Corporation	Common	97381W104	142	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W108	7,098	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B100	1,910	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185106	159	9,189	SH		Sole		9,189		
Report Summary	Data Records	59	131,482				0 other managers on whose behalf report is filed				